

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2019

Lance F. Tucker
Chief Financial Officer
JACK IN THE BOX INC /NEW/
9330 Balboa Avenue
San Diego, CA 92123

> **Re: JACK IN THE BOX INC /NEW/**
> **Form 10-K for the Year Ended September 30, 2018**
> **Filed November 21, 2018**
> **File No. 001-09390**

Dear Mr. Tucker:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Paul Melancon